News Release

BURCON ANNOUNCES APPOINTMENT OF

DEBORA FANG TO ITS BOARD OF DIRECTORS

Vancouver, July 6, 2020 / - Burcon NutraScience Corporation ("Burcon") (TSX:BU, OTCQB:BUROF), a global technology leader in the development of plant-based proteins, is pleased to announce that Ms. Debora Fang has been appointed to its board of directors.

Ms. Fang has 20 years' experience in the fast moving consumer goods industry, across mergers and acquisitions, strategy, finance and marketing roles for Unilever (London, UK), Danone (Paris, France and Amsterdam, Netherlands), Kraft Foods (Sao Paulo, Brazil) and as a consultant for Bain & Company (Los Angeles, USA).  While at Unilever as VP Mergers & Acquisitions, Ms. Fang was responsible for a range of acquisitions and disposals in the foods, ice cream and tea categories, leading multidisciplinary teams and covering a global scope.  She is now an independent advisor for private equity and strategic clients in the food arena as well as a private investor.  Ms. Fang holds an MBA from the Kellogg Graduate School of Management at Northwestern University in Chicago, USA and a Bachelor of Arts in Business from the University of Sao Paulo, Brazil.

Dr. Lorne Tyrrell, Chairman of Burcon's board of directors said, "I am very pleased to have Debora join our board of directors.  Her extensive experience and knowledge in the food industry will be valuable assets to Burcon now and in the future."

About Burcon NutraScience Corporation

Burcon is a global technology leader in the development of plant-based proteins.  With over 285 issued patents and more than 250 additional patent applications, that have been developed over a span of more than twenty years, Burcon has grown an extensive portfolio of composition, application, and process patents covering novel plant-based proteins derived from pea, canola, soy, hemp, sunflower seed and more.  In 2019, Merit Functional Foods Corporation was established in a joint venture by Burcon and three veteran food industry executives.  Merit Foods is building a state-of-the-art protein production facility in Manitoba, Canada, where it will produce, under license, Burcon's novel pea and canola protein ingredients.  For more information visit www.burcon.ca.

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements or forward-looking information involve risks, uncertainties and other factors that could cause actual results, performances, prospects and opportunities to differ materially from those expressed or implied by such forward-looking statements. Forward- looking statements or forward-looking information can be identified by words such as "anticipate," "intend," "plan," "goal," "project," "estimate," "expect," "believe", "future," "likely," "may," "should," "could", "will" and similar references to future periods. All statements other than statements of historical fact included in this release are forward-looking statements, including, without limitation, statements regarding expectations, intentions and plans contained in this press release. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements or information. Important factors that could cause actual results to differ materially from Burcon's plans and expectations include the actual results of business negotiations, marketing activities, adverse general economic, market or business conditions, regulatory changes and other risks and factors detailed herein and from time to time in the filings made by Burcon with securities regulators and stock exchanges, including in the section entitled "Risk Factors" in Burcon's annual information form dated June 29, 2020 filed with the Canadian securities administrators on www.sedar.com. Any forward-looking statement or information only speaks as of the date on which it was made and, except as may be required by applicable securities laws, Burcon disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. Although Burcon believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance, and accordingly, investors should not rely on such statements.

Investor Contact

Paul Lam

Manager, Business Development

Burcon NutraScience Corporation

Tel (604) 733-0896, Toll-free (888) 408-7960

plam@burcon.ca

www.burcon.ca

Media Contact:

Steve Campbell, APR

President

Campbell & Company Public Relations

Tel (604) 888-5267

TECH@CCOM-PR.COM